FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1: Name and Address of Company

Burcon NutraScience Corporation ("Burcon" or the "Company")

1946 West Broadway

Vancouver, British Columbia, Canada

V6J 1Z2

Item 2: Date of Material Change

January 10, 2022.

Item 3: News Release

A news release with respect to the material change described herein was disseminated on January 10, 2022, through Newsfile Corp. and filed on www. Sedar.com.  A copy of the news release is attached as Schedule "A".

Item 4: Summary of Material Change

On January 10, 2022, Burcon announced that Johann Tergesen will be stepping down as President and Chief Executive Officer.  Mr. Tergesen will remain CEO until either a successor is appointed by the Company's board of directors, or no later than February 28, 2022.  To ensure an orderly transition, he will continue in an ongoing capacity as an advisor to the Company and Burcon's board of directors.

Item 5.1:  Full Description of Material Change

Please see the news release attached as Schedule "A" for a full description of the material change, which is hereby incorporated by reference to this material change report.

Item 5.2: Disclosure for Restructuring Transactions

Not applicable.

Item 6: Reliance on subsection 7.1(2) of National Instrument 51-102

This material change report is not being filed on a confidential basis.

Item 7: Omitted Information

Not applicable.

Item 8: Executive Officer

Johann F. Tergesen, President and Chief Executive Officer

Telephone: (604) 733-0896 Ext. 15

Email: jtergesen@burcon.ca

Item 9: Date of Report

January 11, 2022

Schedule "A"

News Release

Burcon Announces CEO Transition

Vancouver, British Columbia, January 10, 2022 - Burcon NutraScience Corporation ("Burcon or the "Company") (TSX: BU) (NASDAQ: BRCN), a global technology leader in the development of plant-based proteins for foods and beverages, today announced that Johann Tergesen will be stepping down as President and Chief Executive Officer.

Mr. Tergesen will remain CEO until either a successor is appointed by the Company's board of directors, or no later than February 28, 2022.  To ensure an orderly transition, he will continue in an ongoing capacity as an advisor to the company and Burcon's board of directors.  The Company has engaged Kincannon & Reed, an executive search firm specialising in the food and agribusiness sectors, to assist in recruiting a new CEO.

"As a co-founder and management team member for more than 23 years, Johann has played an influential role in Burcon's development," said Peter H. Kappel, Chairman of Burcon's board of directors, adding, "With the completion of the commissioning of phase 1 of Merit Functional Food's new state-of-the-art protein production facility, the groundwork has been laid for Burcon to grow and thrive.  On behalf of the Board of Directors and the entire team at Burcon, I want to express our sincere gratitude to Johann for his considerable contribution."

"Burcon's team shared a vision of being the first to bring-to-market functionally and nutritionally valuable proteins from canola," said Johann F. Tergesen, Burcon's president and chief executive officer, adding, "Now, with multiple plant-based proteins, including the world's first human-food-grade canola protein, being sustainably produced at Merit Functional Food's new production facility, and the potential for additional commercial partnerships developing, I have decided to focus on other pursuits for the next stage in my life.  There is no right time to leave a business that one has put his heart and soul into for over two decades, but Burcon's prospects are now at the point of commercial realisation and I leave the business in the capable hands of our talented and driven team and board of directors. It has been a highly rewarding experience for me to both lead and work alongside of Burcon's team during the past twenty-three years.  I am confident of and look forward to seeing Burcon's technologies thrive in the global marketplace."

A growing preference for sustainable, healthier foods is propelling the plant-based food and beverage industry, in literally every category, around the globe.  With plant-based eating poised for explosive growth, Burcon's joint venture company, Merit Functional Foods, is ramping up production volumes and sales at its new state-of-the-art plant protein production facility in Winnipeg, Manitoba.  Merit, a joint venture among: Burcon; multinational agribusiness and food company Bunge Limited; and three veteran food industry executives, has completed the $130 million first phase of its planned 3-phase plant protein production facility, designed and built to exclusively produce Burcon's patented proteins.

In the past quarter, Merit announced that phase 1 at the first of its kind plant protein facility is now commercially ready and capable of producing the high-purity pea and canola proteins using Burcon's technology.  The highly differentiated Peazazz® and Peazac® pea proteins and the Puratein® line of canola proteins, which are now being produced at Merit's facility under an exclusive license from Burcon, are ideal for use as ingredients in plant-based food and beverage applications.  Consumer products using these best-in-class pea and canola proteins are already appearing on store shelves and being enjoyed by consumers.

On top of the positive momentum at Merit, Burcon continues to advance discussions and negotiations with potential partners on additional plant-based protein opportunities.  These opportunities have arisen from research and development work conducted at Burcon's Winnipeg Technical Centre.  Burcon's best-in-class proteins have the potential to establish themselves as premium products in the rapidly expanding plant-based food and beverage industry and alternative protein market.

About Burcon NutraScience Corporation

Burcon is a global technology leader in the development of plant-based proteins for foods and beverages. With over two decades of experience formulating high-purity proteins that have superior functionality, taste and nutrition, Burcon has amassed an extensive patent portfolio covering its novel plant-based proteins derived from pea, canola, soy, hemp, sunflower seed, among other plant sources. In 2019, Merit Functional Foods Corporation ("Merit Foods") was established between Burcon and three veteran food industry executives. Merit Foods has since built a state-of-the-art protein production facility in Manitoba, Canada that is producing, under license from Burcon, best-in-class pea and canola proteins for the food and beverage industries. For more information, visit www.burcon.ca.

Forward-Looking Information Cautionary Statement

The TSX has not reviewed and does not accept responsibility for the adequacy of the content of the information contained herein. This press release contains forward-looking statements or forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements or forward-looking information involve risks, uncertainties and other factors that could cause actual results, performances, prospects and opportunities to differ materially from those expressed or implied by such forward-looking statements. Forward-looking statements or forward-looking information can be identified by words such as "anticipate," "intend," "plan," "goal," "project," "estimate," "expect," "believe," "future," "likely," "may," "should," "could," "will" and similar references to future periods. All statements included in this release, other than statements of historical fact, are forward-looking statements. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements or information. Important factors that could cause actual results to differ materially from Burcon's plans and expectations adverse general economic, market or business conditions; regulatory changes; and other risks and factors detailed herein and from time to time in the filings made by Burcon with securities regulators and stock exchanges, including in the section entitled "Risk Factors" in Burcon's annual information form for the year ended March 31, 2021 and its other public filings with Canadian securities regulators on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov. This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements or information.  Any forward-looking statement or information speaks only as of the date on which it was made, and, except as may be required by applicable securities laws, Burcon disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise. Although Burcon believes the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance, and, accordingly, investors should not rely on such statements.

Industry Contact

Paul Lam

Manager, Business Development and IRO

Burcon NutraScience Corporation

Tel (604) 733-0896, Toll-free (888) 408-7960

plam@burcon.ca  www.burcon.ca

Investor Contact

James Carbonara

Hayden IR

Tel (646) 755-7412

james@haydenir.com

Media Contact:

Steve Campbell, APR

President

Campbell & Company Public Relations

Tel (604) 888-5267

TECH@CCOM-PR.COM